Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 14, 2019, relating to the consolidated financial statements and financial statement schedule of BioDelivery Sciences International, Inc. (the “Company”) as of and for the years ended December 31, 2018 and 2017 and for the three-year period ended December 31, 2018, and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company as of and for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the prospectus, which is part of such Registration Statement.

/s/ CHERRY BEKAERT LLP

Raleigh, North Carolina

July 29, 2019